July 9, 2018	CSE: CXXI

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

C21 ANNOUNCES INCREASE TO FINANCING TO UP TO CDN$5,500,000

(Vancouver, B.C.) C21 Investments Inc. (CSE: CXXI) (the “Company” or “C21”) announces that the financing disclosed in its News Release dated June 28, 2018 has been increased from Cdn$5,000,000 to up to Cdn$5,500,000 (the “Financing”). Upon closing, the Company will issue up to 2,200,000 Units at a price of CDN$2.50 per Unit, each Unit being comprised of one common share and one-half share purchase warrant, each whole warrant being exercisable into one common share for a period of one (1) year from the date of issuance at Cdn$5.00 per share.

As previously disclosed, proceeds raised will be used toward expenditures required for new acquisitions currently under negotiation, and for general working capital purposes.

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Robert Cheney Tel: (604) 336-8613

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

This Release does not constitute an offer of securities for sale in the United States, and such securities may not be offered or sold in the United States absent registration or an exemption from registration.